



File: 082-04144

April 26, 2005

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Çelyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

PROCESSED
MAY 17 2005
THOMSON FINANCIAL
SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the announcement of Management Structure changes.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.


SEC MAIL PROCESSING
RECEIVED
MAY 02 2005
WASH, D.C.
SECTION

5/6



ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Bahçelievler Mah. Adnan Kahveci Bulvarı No: 5 P.K.1 34209 Bahçelievler - İstanbul
Tel: (0 212) 449 36 00 Faks: (0 212) 641 96 44



Management Structure Changes

It was previously announced that Mr. Muhtar Kent who had been the President & CEO of Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes) / Efes Beverage Group since 1999 had elected to leave his current duties effective May 1st, 2005.

Past years have seen Efes Beverage Group grow its businesses rapidly to be among the leading regional players both in beer and soft drinks segments separately. Going forward, it is expected that the current important status of beer and soft drink businesses will further develop into even stronger positions which will require a more focused and effective management. Therefore the position of CEO & President have been restructured into separate beer and soft drinks divisions within the Efes Beverage Group.
Effective May 1st, 2005, Mr. Ahmet Boyacıoğlu will be appointed as the President of the Beer Division and Mr. Michael O'Neill will be appointed as the President of the Soft Drinks Division.

Joining the Efes Beverage Group in 1973, Mr. Boyacıoğlu is currently the President of the Strategy and Business Development Division. Mr. Boyacıoğlu has over 30 years of experience in the brewing industry.

Mr. O'Neill has been a member of the Board of Directors in a number of Efes Beverage Group companies, including Efes Sınai Yatırım Holding A.Ş. ("Efes Invest") since 2002. Following a long and successful career, Mr. O'Neill's latest position within the Coca-Cola system in 2000 was the President of the Nordic & Northern Eurasia Division. Mr. O'Neill will relocate to Istanbul.



For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr


EFES

File: 082-04144

April 26, 2005

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the purchase of Coca-Cola İçecek A.Ş. shares..

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.


SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2005
WASH, D.C. 202 SECTION



PURCHASE OF CCI SHARES

The resolution of our Board of Directors dated April 26th, 2005 regarding the purchase of the shares of Coca-Cola İçecek A.Ş. ("CCİ"), that manages the Coca-Cola operations in Turkey and in which we currently hold 33.33%, and its subsidiary Coca-Cola Satış ve Dağıtım A.Ş. ("CCSD"), held by Özgörkey İçecek Yatırımı A.Ş. and Anadolu Endüstri Holding A.Ş., by also considering the valuation study conducted by İş Yatırım Menkul Değerler A.Ş., is as follows:

"It was decided by unanimous vote of the members present;

to purchase 12,532,896,300 D1 group shares each with 1,000 TL nominal value and 112,815 E group shares each with 1,000 TL nominal value that is collectively 12,533,009,115 shares representing 5.6% of the share capital of Coca-Cola İçecek A.Ş., in which our current shareholding is 33.33%, for a total of 57,818,510 YTL based on the valuation study conducted and to purchase 51,429 D1 group shares each with 1,000 TL nominal value (representing 0.0017% of the share capital) of Coca-Cola Satış ve Dağıtım A.Ş. based on their nominal value, from Özgörkey İçecek Yatırımı A.Ş., and

to purchase 11,190,086,028 C group shares each with 1,000 TL nominal value and 100,723 E group shares each with 1,000 TL nominal value that is collectively 11,190,186,751 shares representing 5% of the share capital of Coca-Cola İçecek A.Ş. for a total of 51,623,692 YTL based on the valuation study conducted and to purchase 22,961 C group shares each with 1,000 TL nominal value (representing 0.0008% of the share capital) of Coca-Cola Satış ve Dağıtım A.Ş. based on their nominal value, from Anadolu Endüstri Holding A.Ş., and

that the sum of 57,818,561 YTL for the acquired shares from Özgörkey İçecek Yatırımı A.Ş. and the sum of 51,623,715 YTL for the acquired shares from Anadolu Endüstri Holding A.Ş. to be paid in cash so that our shareholding in Coca-Cola İçecek A.Ş. be increased to 43.93% and the company management to be authorized regarding the related work and transactions."


SEC MAIL PROCESSING
RECEIVED
MAY 02 2005
WASH, D.C. 202 SECTION

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr


EFES

File: 082-04144

April 28, 2005

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance


SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2005
WASH. D.C. 202 SECTION

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the agenda of Annual Ordinary General Assembly to be held on 16th May 2005 and proposal to the General Assembly regarding the distribution of dividends from 2004 profits.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.


ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Bahçelievler Mah. Adnan Kahveci Bulvarı No: 5 P.K.1 34209 Bahçelievler- İstanbul
Tel: (0 212) 449 36 00 Faks: (0 212) 641 96 44

DISCLOSURE BY ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

In its meeting dated 27.04.2005 our Board of Directors resolved with unanimous decision of the attendees that "Based on the Company's 2004 calendar year operations, the Annual Ordinary General Assembly is to be held on 16th May 2005 Monday at 14:00 at the address "Esentepe Mahallesi, Anadolu Caddesi No:3 Kartal/İstanbul" with the agenda set forth below, the related announcement is to be made and all the necessary steps to be taken as required by the Turkish Commercial Code, the Articles of Association as well as other related regulations to materialize and finalize the meeting."

Annual Ordinary General Assembly Agenda

1. Election of the Board of the Assembly and authorization of the Board of the Assembly to sign the Minutes of the Meeting on behalf of the General Assembly.
2. Reading out and discussion of the reports of the Board of Directors, Board of Auditors and the Independent External Audit Company as well as the Consolidated Income Statement and Balance Sheet for 2004 calendar year prepared in accordance with International Financial Reporting Standards and decision on the distribution of profits.
3. Decision to acquit the members of the Board of Directors and Board of Auditors.
4. Election of the new members of the Board of Directors in place of those whose terms of office have expired and determine the terms of office and remuneration.
5. Election of the new members of the Board of Auditors in place of those whose terms of office have expired and determine the terms of office and remuneration.
6. Information to be given to the shareholders on the donations made by the Company in 2004.
7. Authorization of the members of the Board of Directors as per Articles 334 and 335 of the Turkish Commercial Code.
8. According to the Capital Markets Board communiqué regarding "External Independent Audit", the approval for the selection by the Board of Directors of the external audit company for the audit of the accounts and transactions in 2005 fiscal year.
9. Closing.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr



THE BOARD OF DIRECTORS' DIVIDEND DISTRUBUTION PROPOSAL TO THE GENERAL ASSEMBLY

In its meeting dated 27.04.2005 our Board of Directors resolved to propose to the General Assembly "from 2004 profits of the Company, distribution of gross cash dividends of 85% based on the paid-in capital and accordingly payment of gross 850 TL, net 765 TL cash dividends per each share of 1,000 TL nominal value representing our paid-in capital (for 1,000 shares representing 1YTL nominal value gross 0.85 YTL, net 0.765 YTL)".

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr